FOR IMMEDIATE RELEASE          Contact - Guy T. Marcus
November 8, 1994                         Vice President-Inv. Rel.
                                         (214) 978-2691

          HALLIBURTON 1994 FOURTH QUARTER DIVIDEND

     DALLAS, Texas -- Halliburton Company announced today that its board of directors has declared a 1994 fourth quarter dividend of 25 cents a share on the company's common stock, payable December 22, 1994 to shareholders of record at the close of business on December 1, 1994.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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